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SE [illegible] MISSION

12063097

SECURITIES AND EXCHANGE COMMISSION

DEC 28 2012

DIVISION OF TRADING & MARKETS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 45411

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/1/11 (MM/DD/YY) AND ENDING 10/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RBC Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte + Touche

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

☐ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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RBC CAPITAL MARKETS, LLC & SUBSIDIARIES
(A Wholly-owned Subsidiary of RBC USA Holdco Corporation)
(SEC I.D. No. 8-45411)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF OCTOBER 31, 2012
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

RBC CAPITAL MARKETS, LLC & SUBSIDIARIES
(A Wholly-owned Subsidiary of RBC USA Holdco Corporation)

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281
USA

Tel: 212-436-2000
Fax: 212-436-5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Members of
RBC Capital Markets, LLC & Subsidiaries
New York, New York

We have audited the accompanying consolidated statement of financial condition of RBC Capital Markets, LLC & Subsidiaries (the "Company") as of October 31, 2012, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of RBC Capital Markets, LLC & Subsidiaries at October 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

December 26, 2012

RBC CAPITAL MARKETS, LLC & SUBSIDIARIES
(A Wholly-owned Subsidiary of RBC USA Holdco Corporation)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2012
(In thousands)

ASSETS

Cash	$ 607,146
Cash and securities segregated under Federal and other regulations	626,825
Securities purchased under agreements to resell, at fair value	39,848,880
Securities borrowed	7,155,779
Securities owned, at fair value (includes securities pledged of $12,734,239)	13,789,972
Receivable from broker-dealers and clearing organizations	3,479,792
Receivable from Parent and affiliates	110,371
Receivable from customers	1,417,243
Other receivables	414,531
Fixed assets, at cost — net of accumulated depreciation and amortization of $423,512	330,250
Goodwill	1,746,550
Other assets	738,678
TOTAL ASSETS	$ 70,266,017

LIABILITIES AND STOCKHOLDER'S EQUITY

Drafts payable	$ 144,844
Short-term borrowings	95,000
Securities sold under agreements to repurchase, at fair value	49,742,775
Securities loaned	2,968,278
Securities sold, but not yet purchased, at fair value	4,813,027
Payable to broker-dealers and clearing organizations	400,601
Payable to affiliates	2,249,784
Payable to customers	2,000,542
Accounts payable and accrued liabilities	309,717
Accrued compensation	1,902,250
Long-term borrowings with affiliates	400,000
	65,026,818
Liabilities subordinated to claims of general creditors from affiliates	1,400,000
Total liabilities	66,426,818
MEMBERS' EQUITY:	
Preferred member's interest	10
Common members' interest	3,467,637
Retained earnings	371,552
Total members' equity	3,839,199
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 70,266,017

See notes to the consolidated statement of financial condition

1. ORGANIZATION AND NATURE OF BUSINESS

RBC Capital Markets, LLC, a Minnesota limited liability company, (the "Company") is a wholly-owned subsidiary of RBC USA Holdco Corporation ("Holdco" or "Parent") which is a Delaware corporation. Holdco is a wholly-owned subsidiary of Royal Bank of Canada ("RBC" or "Ultimate Parent"). The consolidated statement of financial condition includes the Company and its wholly-owned subsidiaries (the "Subsidiaries").

The Company is a registered broker-dealer under the Securities Exchange Act of 1934, a Futures Commission Merchant and is a member of the New York Stock Exchange ("NYSE") and other securities and commodities exchanges. The Company offers full-service brokerage and investment banking services to individual, institutional, corporate and governmental clients. The Company provides asset management services for its customers and clearing services to unaffiliated correspondent firms. The Company is a clearing broker for affiliated broker-dealers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The Company's consolidated statement of financial condition conforms to accounting principles generally accepted in the United States of America ("GAAP"). The consolidated statement of financial condition includes the accounts of the Company, its subsidiaries, and consolidated variable interest entities ("VIEs"). Intercompany transactions have been eliminated in consolidation.

The Company applies the "VIE subsections" of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 810, *Consolidation*, which provide guidance on how to identify a VIE and how to determine when assets, liabilities and noncontrolling interests of a VIE need to be included in the Company's consolidated statement of financial condition (see Note 20).

Cash — Cash includes cash on hand and cash in depository accounts with other financial institutions.

Cash and Securities Segregated Under Federal and Other Regulations — The Company is required by its regulators to segregate cash and securities to satisfy rules regarding the protection of customer assets.

Securities Purchased Under Agreement to Resell and Securities Sold Under Agreements to Repurchase — The Company purchases securities under agreements to resell ("reverse repurchase agreements") and takes possession of these securities. Reverse repurchase agreements are treated as collateralized lending transactions whereby the Company monitors

the market value of the securities purchased and additional collateral is obtained when appropriate. The Company also has the right to liquidate the collateral held in the event of counterparty default. The Company also sells securities under agreements to repurchase ("repurchase agreements"), which are treated as collateralized borrowing transactions.

Reverse repurchase agreements and repurchase agreements are carried on the consolidated statement of financial condition at fair value.

Securities Borrowed and Securities Loaned — Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash, securities, letters of credit, or other collateral with the lender. Certain securities, where the Company is the borrower, are borrowed against securities collateral and are record at fair value of the collateral. With respect to securities loaned, it is the policy of the Company to receive collateral in the form of cash, securities or other collateral in an amount equal to or in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as appropriate.

Securities Owned and Securities Sold, But Not Yet Purchased — Securities transactions in regular-way trades are recorded on trade date at fair value.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in receivable from or payable to broker-dealers and clearing organizations in the consolidated statement of financial condition.

Customer Transactions — Settlement events associated with transactions executed by customers, where the Company provides clearing services, are recorded on the consolidated statement of financial condition on a settlement date basis, which is generally three business days after trade date. Receivable from and payable to customers include amounts related to both cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the consolidated statement of financial condition.

Other Receivables — Included in other receivables are forgivable loans made to financial consultants and other revenue-producing employees. These loans are forgivable based on continued employment and are amortized on a straight-line basis over the term of the loans, which is generally two to nine years. As of October 31, 2012, forgivable loans net of accumulated amortization of $164.3 million amounted to $245.7 million.

Fixed Assets — Depreciation for equipment and furniture is provided on a straight-line basis using estimated useful lives of one to nine years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Capitalized software costs are amortized based on straight-line amortization over the estimated economic life, generally over three to five years. Depreciation for equipment and furniture and amortization for leasehold improvements and capitalized software commence on the date placed into service. Depreciation and amortization for work in progress also begins when the assets are placed in service.

Goodwill and Intangible Assets —ASC 350, *Intangibles — Goodwill and Other*, requires, at a minimum, an annual assessment of the recoverability of goodwill using a two-step process. Goodwill is required to be tested more frequently when there are indications of impairment. The first step of the impairment test involves a comparison of the fair value of the reporting unit to its carrying value. If the carrying value is higher than the fair value or there is an indication that impairment may exist, a second step must be performed to compute the amount of the impairment, if any. The Company performed its annual assessment as of August 1, 2012, and no impairment loss was recorded as a result of this test.

There is no change in the carrying amount of goodwill for the year ended October 31, 2012.

The Company's intangible assets, recorded in other assets, include customer relationships and noncompete agreements, have finite lives and are amortized over their estimated useful lives of three to 10 years on a straight-line basis.

Derivatives — Derivatives are used to manage the Company's exposures to interest, credit, and other market risks associated with sales and trading and compensation activities. The most frequently used derivative products are total return swaps, interest rate swaps and To Be Announced ("TBA") contracts. All derivative instruments are recorded at fair value. Derivatives in a receivable position are reported in other assets and derivatives in a liability position are reported in accounts payable and accrued liabilities.

Income Taxes — The Company is a limited liability company which is taxed as a partnership, and as such does not pay federal or state income tax. The Company's Parent is responsible for any tax obligation or benefit generated by the Company. As a result, there is no provision for federal or state income taxes. However, the Company is liable for New York City and District of Columbia unincorporated business tax. The Company is also liable for Canadian federal and provincial taxes on income of its Canadian branch. A tax provision for the unincorporated business tax and the Canadian federal and provincial taxes has been included in the consolidated statement of financial condition utilizing currently enacted tax rates. See Note 14.

The Company accounts for the unincorporated business tax and Canadian taxes under the asset and liability method prescribed by ASC 740, *Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated statement of financial condition carrying amount of existing assets and liabilities and their respective tax bases using currently enacted tax rates.

The Company also applies the accounting principles related to the accounting for uncertainty in income taxes. These principles prescribe a recognition threshold and measurement attribute for the consolidated statement of financial condition recognition and measurement of a tax position taken or expected to be taken in a tax return. These principles provide guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Employee Benefit and Deferred Compensation Plans — The Company sponsors a defined contribution retirement plan, the RBC-U.S.A. Retirement and Savings Plan (the "Plan"), available to substantially all full-time employees. Participants may contribute both on a pre-tax and/or Roth 401(k) basis, up to 50% of their eligible compensation subject to certain aggregate limitations. Participants who are at least age 50 may make additional pre-tax contributions

subject to certain aggregate limits. Additionally, all participants may contribute up to another 5% of eligible compensation on an after-tax basis.

The Company generally matches employee contributions up to a maximum of 6% of eligible pre-tax and/or Roth 401(k) compensation, which is invested at the direction of the participant. Employees must complete one year of service to be eligible to receive this contribution with at least 1,000 hours of service. Company matching contributions gradually vest over the first five years of service with RBC or any of its subsidiaries, with immediate vesting on contributions after five years. The Company's policy is to fund plan costs currently.

The Company also offers a non-qualified deferred compensation plan, the wealth accumulation plan ("WAP"). The WAP is settled in mutual fund and RBC common shares. The Company records an obligation for the vested portion of the amounts owed to employees, including the RBC stock-settled portion that requires payment of cash by the Company to its Ultimate Parent in order to effect settlement. The obligation for the WAP is accrued as a liability over the vesting periods. For the portion of the awards indexed to the value of RBC's common stock, the accrued obligation is based on the market price of RBC common shares at the end of the reporting period. See Note 16 for further information on the Company's deferred compensation plans.

Use of Estimates — The preparation of the consolidated statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated statement of financial condition and accompanying notes. These include: the valuation of certain securities owned and securities sold, but not yet purchased, the valuation of reverse repurchase and repurchase agreements, the valuation of derivatives, the outcome of litigation, and the recoverability of the carrying amounts of goodwill. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Future Accounting Changes —

ASC 860, Transfers and Servicing. In April 2011, the FASB issued amended guidance under ASC 860 in Accounting Standards Update ("ASU") No. 2011-03, *Reconsideration of Effective Control for Repurchase Agreements*. The amendments in ASU No. 2011-03 remove from the assessment of effective control the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and the collateral maintenance implementation guidance related to that criterion. The guidance will be effective for the Company's fiscal year ending October 31, 2013. The adoption of this ASU will not have an impact on Company's consolidated statement of financial condition.

ASC 820, Fair Value Measurements and Disclosures. In May 2011, the FASB issued ASU No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. The amendments to ASC 820 include guidance on the application of the highest and best use and valuation premise concepts (including an exception to the valuation premise for certain risks managed on a portfolio basis), the valuation of equity instruments, and the use of premiums and discounts representing adjustments for the size of an

entity's holding of an asset or liability (specifically, blockage factors are not permitted). The amendments also include expanded disclosures, including disclosures around fair value measurements categorized within Level 3 of the fair value hierarchy, and disclosures when the entity's use of a nonfinancial asset differs from the highest and best use of that asset. The amendments in ASU No. 2011-04 are to be applied prospectively. The guidance will be effective for the Company's year ending October 31, 2013. The Company does not believe that adoption of this ASU will have an impact on the Company's consolidated statement of financial condition except for additional disclosures.

ASC 210, Balance Sheet. In November 2011, the FASB issued amended guidance under ASC 210 in ASU No. 2011-11, *Disclosures about Offsetting Assets and Liabilities.* ASU No. 2011-11 amends ASC 210 to require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. Entities will be required to disclose gross and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The guidance will be applicable for the Company in the fiscal year beginning November 1, 2013. The Company does not believe that adoption of this ASU will have an impact on the Company's consolidated statement of financial condition except for additional disclosures.

3. CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Rule 15c3-3 of the Securities Exchange Act of 1934 specifies when broker-dealers carrying customer accounts may be required to maintain cash or qualified securities in a special reserve account for the exclusive benefit of customers. At October 31, 2012, the Company had a balance of $450 million in the special reserve account.

The Company also computes a reserve requirement for the proprietary accounts of introducing brokers ("PAIB"). Based on this calculation, at October 31, 2012, the Company did not have a reserve requirement.

In addition, cash of approximately $4.2 million and securities of $172.6 million has been segregated pursuant to Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act.

4. SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

Securities owned and securities sold, but not yet purchased, at October 31, 2012 consisted principally of trading securities at fair value as follows (in thousands):

	Owned	Sold, But Not Yet Purchased
U.S. and Canadian government and agency obligations	$ 8,485,643	$3,511,986
State and municipal obligations	1,384,821	827
Corporate obligations	2,651,098	1,048,787
Equities and warrants	313,502	179,607
Commercial paper	525,686	-
Money market funds	90,717	-
Other	338,505	71,820
	$13,789,972	$4,813,027

The Company pledges its securities owned to collateralize repurchase agreements and other securities financing. Pledged securities that can be sold or repledged by the secured party are parenthetically disclosed in securities owned on the consolidated statement of financial condition.

Securities sold, but not yet purchased, represent obligations of the Company to deliver specified securities at contracted prices, thereby creating an obligation to purchase the securities in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased, may exceed the amounts recognized on the consolidated statement of financial condition.

5. RECEIVABLE/PAYABLE FROM/TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at October 31, 2012, consisted of the following (in thousands):

	Receivable	Payable
RBC Capital Markets Arbitrage S.A. (an affiliate) ("CMA")	$1,703,880	$ -
Trade date/settlement date accrual	467,449	-
Broker-dealers (affiliates)	82,696	-
Broker-dealers and clearing organizations	421,659	8,819
Correspondent brokers	156,499	35,294
Fails to deliver/receive	527,957	281,117
Fails to deliver/receive (affiliates)	119,652	75,371
	$3,479,792	$ 400,601

6. FIXED ASSETS

The Company's fixed assets at October 31, 2012, consisted of the following (in thousands):

Furniture and equipment	$ 53,449
Computer equipment and software	429,172
Leasehold improvements	210,326
Work in Progress	60,815
	753,762
Accumulated depreciation and amortization	(423,512)
Net fixed assets	$ 330,250

7. OTHER ASSETS

Other assets, at October 31, 2012, consist of the following (in thousands):

Investment of wealth accumulation plan (see Note 16)	$ 444,982
Derivatives (see Note 18)	85,857
Dividend and interest receivables	60,365
Prepaid expense	53,051
Intangible assets — net of accumulated amortization of $16,138	25,369
Deferred/current income taxes	25,366
Miscellaneous	43,688
Total other assets	$ 738,678

8. SHORT-TERM BORROWINGS

The Company has $1.2 billion in short-term (overnight) credit facilities with non-affiliated banks. These facilities are used to manage short-term liquidity needs. As of October 31, 2012, $95.0 million was outstanding under these facilities. Interest is paid monthly and is based on a floating rate of the federal funds rate plus a variable spread.

The Company has an $850 million short-term (overnight) credit facility with RBC. This facility is used to manage short-term liquidity needs. As of October 31, 2012, there was no outstanding balance under this facility. Interest is paid daily and is based on a floating rate of the federal funds rate plus .30%.

The Company entered into a new $3.0 billion revolving credit agreement with RBC on August 24, 2012, maturing on August 21, 2013. This facility is used to manage short-term liquidity needs. At October 31, 2012, the amount available was $3.0 billion and there were no borrowings under this facility. Interest is paid monthly and is based on a floating rate of 30-day LIBOR, as of each reset date, plus 0.70%. Loans under this facility are unsecured.

9. LONG-TERM BORROWINGS FROM AFFILIATES

The Company has a $400.0 million term loan agreement with RB U.S. Credit Services, Inc., an RBC affiliate. The loan matures on July 12, 2013, with no scheduled principal payments until maturity and is unsecured. Interest is paid quarterly and is based on 90-day LIBOR, as of each reset date, plus 1.3% (1.64% at October 31, 2012).

10. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS FROM AFFILIATES

The borrowings under subordination agreements at October 31, 2012, are as follows (in thousands):

Subordinated debt entered into on March 2, 2012 with RBC USA Holdco Corporation, the Parent, maturing on March 2, 2017. The borrowing is non-interest bearing.	$ 1,386,000
Subordinated debt entered into on March 2, 2012 with RB CM Member Corp., the Parent, maturing on March 2, 2017. The borrowing is non-interest bearing.	14,000
Total	$ 1,400,000

All liabilities subordinated to claims of general creditors are covered by agreements approved by the Financial Industry Regulatory Authority ("FINRA") and are available for computing the Company's net capital pursuant to the Securities and Exchange Commission's uniform net capital rule. To the extent that such liabilities are required for the Company's continued compliance with minimum net capital requirements they may not be repaid. See Note 22.

11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities, at October 31, 2012, consist of the following (in thousands):

Deferred revenue	$ 63,148
Accrued rent	43,273
Derivatives (see Note 18)	32,250
Dividend and interest payable	27,589
Syndicate proceeds payable	22,892
Legal/regulatory accruals	20,971
Accounts payable	20,316
Employee benefit accruals	19,821
Lease obligations	15,022
Miscellaneous	44,435
Total accounts payable and accrued liabilities	$ 309,717

12. COMMITMENTS AND CONTINGENT LIABILITIES

Leases — The Company leases office space, furniture, and communications and information technology equipment under various non-cancelable operating and capital leases. Most office space lease agreements include rate increases, which are recognized on a straight -line basis over the life of the lease, and cover payments of real estate taxes, insurance, and other occupancy expenses. At October 31, 2012, the aggregate future minimum rental payments were as follows (in thousands):

Year	Gross Commitment	Sublease Income	Net Commitment
2013	$ 91,300	$ (3,733)	$ 87,567
2014	83,474	(2,992)	80,482
2015	70,816	(2,032)	68,784
2016	55,267	(871)	54,396
2017	46,043	(898)	45,145
Thereafter	151,256	(924)	150,332
Total	$498,156	$ (11,450)	$486,706

Exchange Memberships — The Company maintains memberships on various domestic exchanges. Exchange memberships owned by the Company are carried at cost as an intangible asset in other assets on the consolidated statement of financial condition and assessed periodically for potential impairment in accordance with ASC 940, *Financial Services — Brokers and Dealers.*

Under the standard membership agreements, members are generally required to guarantee the performance of other members. Under the agreements, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability was recorded for these arrangements at October 31, 2012.

Litigation — The Company has been named, as a defendant in various legal actions, including arbitrations, class actions and other litigation including those described below, arising in connection with its activities as a broker-dealer. Certain of the actual or threatened legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. The Company is also involved, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding the Company's business, including, among other matters, accounting and operational matters, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief.

The Company contests liability and/or the amount of damages as appropriate in each pending matter. In view of the inherent difficulty of predicting the outcome of such matters, particularly

in cases where claimants seek substantial or indeterminate damages or where investigations and proceedings are in the early stages, the Company cannot predict the loss or range of loss, if any, related to such matters; how or if such matters will be resolved; when they will ultimately be resolved; or what the eventual settlement, fine, penalty or other relief, if any, might be. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that the outcome of such pending matters will not have a material adverse effect on the consolidated statement of financial condition of the Company.

Legal accruals have been established in accordance with the requirements for accounting for contingencies. Once established, accruals are adjusted when there is more information available or when an event occurs requiring a change. There is a reasonable possibility that an additional loss may be incurred beyond the amount of legal accruals depending on the ultimate outcome of legal actions for which the Company is involved.

13. MEMBERS' EQUITY

The Company has 200,000 common membership interests, which are owned by Holdco.

The Company also has one preferred membership interest owned by RB CM Pref Holdco Corp., an affiliate.

14. INCOME TAXES

The Company has no uncertain tax positions as of October 31, 2012.

The Company has open tax years subject to examination for federal and state tax filings. The following are the major tax jurisdictions in which the Company operates and the earliest tax year subject to examination.

Jurisdiction	Tax Year
Canada	2003
United States	2006

15. CREDIT QUALITY AND MARKET RISK

The Company's clearance activities involve the execution, settlement and financing of customers' securities and futures transactions. Customers' securities activities are transacted on either a cash or margin basis, while customers' futures transactions are generally transacted on a margin basis subject to exchange regulations.

In connection with the customer clearance activities, the Company executes and clears customer transactions involving the sales of securities short ("short sales"), entering into futures transactions and the writing of option contracts. Short sales require the Company to borrow securities to settle customer short sale transactions and, as such, these transactions may expose the Company to loss if customers are unable to fulfill their contractual obligations and customers' collateral balances are insufficient to fully cover their losses. In the event customers fail to satisfy their obligations, the Company may be required to purchase financial instruments at prevailing market prices in order to fulfill the customers' obligations.

The Company seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels and, pursuant to such guidelines, may require customers to deposit additional cash or collateral, or to reduce positions, when deemed necessary. The Company also establishes credit limits for customers engaged in futures activities and monitors credit compliance. Additionally, with respect to the Company's correspondent clearing activities, introducing correspondent firms generally guarantee the contractual obligations of their customers. Further, the Company seeks to reduce credit risk by entering into netting agreements with customers, which permit receivables and payables with such customers to be offset in the event of a customer default.

In connection with the Company's customer financing and securities settlement activities, the Company may pledge customers' securities as collateral to satisfy the Company's exchange margin deposit requirements or to support its various secured financing sources such as bank loans, securities loaned and repurchase agreements. In the event counterparties are unable to meet their contractual obligations to return customers' securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices to satisfy its obligations to such customers. The Company seeks to control this risk by monitoring the market value of securities pledged and by requiring adjustments of collateral levels in the event of excess exposure. Moreover, the Company established credit limits for such activities and monitors credit compliance.

16. DEFERRED COMPENSATION PLANS

Wealth Accumulation Plan — The Company maintains a non-qualified deferred compensation plan for key employees under an arrangement called the RBC US WAP. Awards are made to the plan based on certain performance metrics. In addition, this plan allows eligible employees to make voluntary deferrals of their annual income. All voluntary deferrals and awards are allocated among various fund choices, which include an RBC Share Account that tracks the value of RBC common shares. The fair value of matching contributions is based on quoted market prices. Employee deferrals are immediately 100% vested. Awards generally vest over a period of five years starting after the grant year. Employees are entitled to the investment returns on their balances based on the performance of the mutual funds they select as well as RBC common shares. In connection with its obligations under the WAP, the Company has purchased shares of the various mutual funds offered in the Plan.

The Company also entered into total return swaps with an affiliate of RBC related to its RBC Share Account obligation under the Plan, which expire on various dates ending March 2013. Under the swap agreements, the Company pays interest to the counterparty at a rate based on 90 day LIBOR plus a spread (ranging from 0.02% to 0.32%) on the notional value in exchange for receiving the rate of return on RBC common stock on the notional value.

The table below summarizes the assets and liabilities related to the WAP as of October 31, 2012 of which are included in other assets and accrued compensation, respectively on the consolidated statement of financial condition.

	(in millions)
Assets	
Mutual fund investments at fair value	$ 445.0
Fair value of total return swap (notional amount of $218.6 million)	11.1
Liabilities	
Accrued compensation	$ 699.8

Deferred Compensation — The Company has a deferred bonus plan for certain key employees. Under this plan, a percentage of each employee's annual incentive bonus is deferred and accumulates dividend equivalents at the same rate as dividends on common shares. The award will generally vest over three years. The value of the deferred bonus paid will be equivalent to the original deferred bonus adjusted for dividends and changes in the market value of RBC common shares at the time the bonus is paid. The value of the deferred bonus liability as of October 31, 2012 was $447.2 million included in accrued compensation.

17. FAIR VALUE OF FINANCIAL INSTRUMENTS

Recurring Fair Value Measurements — ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The hierarchy is broken down into three levels based on transparency of inputs as follows:

- *Level 1* — Inputs are quoted prices (unadjusted) of identical instruments in active markets that the reporting entity has the ability to access at the measurement date.
- *Level 2* — Inputs are quoted prices of similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, inputs other than quoted prices used in a valuation model that are observable for that instrument, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
- *Level 3* — One or more inputs used in valuation technique are unobservable and significant to the overall fair value measurement.

Determination of fair value and the resulting hierarchy requires the use of observable market data whenever available. The classification of a financial instrument in the hierarchy is based upon the lowest level of input that is significant to the measurement of fair value.

Quoted market prices, if available, are utilized as estimates of the fair values of financial instruments. Since no quoted market prices exist for certain of the Company's financial instruments, the fair values of such instruments have been derived based on management's assumptions, the estimated amount and timing of future cash flows, and estimated discount rates. Valuations determined based on management's assumptions may include the following inputs to ensure the financial instruments are reported at fair value:

- Credit valuation premiums that represent the estimated fair value of the credit risk of the external counterparties.
- Credit valuation premiums to reflect the Company's credit quality in the valuation of the Company's liabilities.
- Liquidity premiums for financial instruments that are not quoted in an active market when the Company believes that the amount realized on sale may be less than the estimated fair value due to low trading volumes.
- Model and parameter premiums to reflect the impact of use of unobservable model inputs. These adjustments are necessary when instruments are valued using model inputs, which are not observable and are subject to significant management judgment.

The following table presents the financial instruments measured at fair value on a recurring basis as at October 31, 2012 categorized by the valuation hierarchy set out in ASC 820 (in thousands):

	Fair Value Measurements Using			
	Level 1	**Level 2**	**Level 3**	**Assets/ Liabilities at Fair Value**
Financial assets:				
Securities purchased under agreements to resell	$ -	$ 39,848,880	$ -	$ 39,848,880
Securities owned, at fair value:				
U.S. and Canadian government and agency obligations	$ 16,831	$ 8,468,765	$ 47	$ 8,485,643
State and municipal obligations	4,391	714,252	666,178	1,384,821
Corporate obligations	-	2,061,384	589,714	2,651,098
Equities and warrants (1)	291,523	21,979	-	313,502
Commercial paper	-	525,686	-	525,686
Money market funds	90,717	-	-	90,717
Other	-	324,413	14,092	338,505
	$ 403,462	$ 12,116,479	$ 1,270,031	$ 13,789,972
Other assets:				
Mutual funds (2)	$ 444,982	$ -	$ -	$ 444,982
Forward rate agreements	-	46,850	-	46,850
Interest rate swaps	-	23,583	-	23,583
Total return swaps	-	15,424	-	15,424
	$ 444,982	$ 85,857	$ -	$ 530,839
Total	$ 848,444	$ 52,051,216	$ 1,270,031	$ 54,169,691
Financial liabilities:				
Securities sold under agreements to repurchase	$ -	$ 49,742,775	$ -	$ 49,742,775
Securities sold, but not yet purchased, at fair value:				
U.S. and Canadian government and agency obligations	$ 580,972	$ 2,931,014	$ -	$ 3,511,986
State and municipal obligations	-	827	-	827
Corporate obligations	-	1,046,930	1,857	1,048,787
Equities and warrants (1)	179,607	-	-	179,607
Other	43,351	28,469	-	71,820
	$ 803,930	$ 4,007,240	$ 1,857	$ 4,813,027
Accounts payable and accrued liabilities:				
Forward rate agreements	$ -	$ 8,441	$ -	$ 8,441
Interest rate swaps	-	23,809	-	23,809
	$ -	$ 32,250	$ -	$ 32,250
Total	$ 803,930	$ 53,782,265	$ 1,857	$ 54,588,052

(1) Includes exchange traded listed options

(2) Wealth accumulation plan assets (see Note 16) — inputs are quoted prices (unadjusted) of identical instruments

Level 1 and 2 Valuation Techniques:

Securities Purchased/Sold under Agreements to Resell/Repurchase — The fair value of reverse repurchase and repurchase agreements are determined using discounted cash flow models using multiple market inputs, including interest rates and spreads. The inputs are generally from actively quoted markets and can be validated through external sources, including brokers, pricing services, and market transactions.

U.S. and Canadian Government and Agency Obligations — U.S. and Canadian government and agency obligations are generally valued using market price quotations not obtained from an exchange.

State and Municipal Obligations — State and municipal bonds are generally valued using market price quotations not obtained from an exchange.

Corporate Obligations — (Including Commercial Paper) —The fair value of corporate debt is estimated using market price quotations (where observable), bond spreads, or credit default swap spreads adjusted for any basis differences between cash and derivative instruments.

Equities and Warrants — Exchange-traded securities are generally valued based on quoted prices from an exchange. To the extent these securities are actively traded, they are categorized in Level 1 of the fair value hierarchy. To the extent that the securities are not listed, actively traded, or restricted, the securities are generally categorized in Level 2 of the fair value hierarchy.

Money Market Funds — Money market mutual funds are valued using the published net asset value ("NAV") of the fund. The NAV of the funds is at amortized cost in accordance with rules under the Investment Company Act of 1940 (Rule 2a-7). Generally, amortized cost approximates the current fair value of a security, and since pricing information is readily available on an on-going basis, such securities are categorized as Level 1 of the fair value hierarchy.

Certificates of Deposits (in "Other") — The fair value of certificates of deposit is estimated using yield curves and credit spreads, where available, and classified as Level 2 of the fair value hierarchy. The yield curves and spreads are from actively quoted markets and can be validated through external sources, including brokers, pricing services, and market transactions. To the extent yield curves and credit spreads are not available, these securities are generally classified as Level 3.

Level 3 Valuation Techniques — Within state and municipal obligations and corporate obligations, the Company hold certain Auction Rate Securities ("ARS"). Level 3 financial instruments are primarily ARS with long-dated maturities and significant unobservable spreads. The fair value of ARS is determined using a discounted cash flow calculation model ("DCF"). DCF relies on independent external market data, where available, and an internally developed methodology to discount for the lack of liquidity and nonperformance risk in the current market environment. Inputs that affect the valuation of the ARS are the underlying collateral types, structure, liquidity considerations, independent external market data, the maximum interest rate, and quality of underlying issuers/insurers.

There were no assets or liabilities measured at fair value on a nonrecurring basis during 2012.

Fair Value Option — ASC 825, *Financial Instruments*, provides a fair value option election that allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. The election is made on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The Company has elected the fair value option for securities purchased under agreement to resell and securities sold under agreements to repurchase.

Other Fair Value Disclosures — The carrying amounts and fair values of other financial assets and financial liabilities that have not been recorded at fair value on a recurring basis at October 31, 2012, are as follows (in thousands):

	Carrying Value	Estimated Fair Value
Cash and securities segregated under federal and other regulations	$ 626,825	$ 626,825
Securities borrowed	7,155,779	7,155,779
Receivables	5,421,937	5,421,937
Drafts payable	144,844	144,844
Securities loaned	2,968,278	2,968,278
Payables	4,960,644	4,960,644
Long-term borrowings from affiliates	400,000	404,807
Liabilities subordinated to claims of general creditors	1,400,000	1,348,039

18. DERIVATIVES

The Company enters into derivatives to satisfy the needs of its clients and to manage the Company's exposure to risk resulting from its trading activities and compensation plans. The Company uses industry standard derivative contracts whenever appropriate.

Derivatives with a positive fair value are reported in other assets and derivatives with a negative fair value are reported in accounts payable and accrued liabilities. These balances generally represent future commitments to exchange payment streams based on contract or notional amounts or to purchase or sell physical assets at specified terms on a specified date. Both over-the-counter and exchange-traded derivatives are reflected in the table below (in thousands):

Derivatives not designated as hedging instruments:

	Gross Assets — Fair Value	Gross Liabilities — Fair Value	Contract/ Notional
Interest rate contracts			
Forward rate agreements	$ 46,850	$ 8,441	24,119,463
Interest rate swaps	23,583	23,809	1,887,400
	$ 70,433	$ 32,250	26,006,863
Equity derivatives			
Total return swaps (see Note 16)	$ 15,424	$ -	702,755
	$ 15,424	$ -	702,755
Total	$ 85,857	$ 32,250	26,709,618

19. COLLATERIZED TRANSACTIONS

The Company enters into collateralized reverse repurchase and repurchase agreements and securities borrowing and lending transactions which may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company attempts to minimize credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

The Company may also pledge customers' securities as collateral for bank loans, securities loaned, or to satisfy margin deposit requirements of various clearing agents and exchanges. In the event the Company's counterparty is unable to return the securities pledged, the Company might need to acquire the securities at prevailing market prices. In the case of repurchase agreements, the Company risks holding collateral at a market value less than contract value of the repurchase agreement. To control these risks, the Company monitors the market value of securities pledged and requires adjustments of collateral levels when deemed necessary.

At October 31, 2012, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was approximately $48.5 billion, and substantially all has been sold or repledged.

20. VARIABLE INTEREST ENTITIES

Consolidated VIEs

At October 31, 2012, the Company did not consolidate any VIEs.

Nonconsolidated VIEs

Securitization transactions generally involve VIEs. Primarily as a result of its secondary market-making activities, the Company owned additional securities issued by securitization special purpose entities ("SPEs") for which the maximum exposure to loss is generally limited to the fair value of the Company's investments in the VIEs. The Company's primary risk exposure is to the securities issued by the SPE owned by the Company, with the risk highest on the most subordinate class of beneficial interests. The Company does not provide additional support in these transactions through contractual facilities, such as liquidity facilities, guarantees or similar derivatives. Additionally, during the year ended October 31, 2012, the Company did not provide any form of noncontractual support to any of these entities. The Company's maximum exposure to loss is equal to the fair value of the securities owned.

The following table provides information about VIEs as of October 31, 2012, in which the Company has variable interests (in millions):

	VIE assets that the Company does not consolidate	Carrying value of exposure to loss in VIE - Securities owned, at fair value	Maximum exposure to loss - Securities owned, at fair value
Auction Rate Securities (1)	$ 20,125	$ 1,155	$ 1,155
Asset Backed Securities	35,693	327	327
Collateralized Mortgage Obligation	27,064	492	492
Mortgage Backed Securities	36,612	107	107
ETFs	214,898	57	57
Total	**$ 334,392**	**$ 2,138**	**$ 2,138**

(1) The Company is subject to losses on these ARS VIEs if defaults are experienced on the underlying student loans.

21. RELATED PARTY TRANSACTIONS

The Company provides certain services related to securities transactions with its Parent and other affiliates. The Company also manages the business affairs of certain affiliates under agency agreements, and acts as a computation agent, accounting resource, risk manager and legal representative for affiliates under technical service agreements.

In addition to the affiliate receivables and payables disclosed on the consolidated statement of financial condition or in other disclosures, the Company had the following outstanding receivables and payables with affiliates (in thousands):

	Receivable	Payable
Securities purchased under agreements to resell	$3,172,871	$ -
Securities sold under agreements to repurchase	-	6,347,218
Securities borrowed	371,540	-
Securities loaned	-	235,233

22. REGULATORY CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1.5 million or 2% of aggregate debit balances arising from customer transactions, as defined.

The Company is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17) which require that the Company maintain net capital, as defined, equal to 8% of the total risk margin requirement for positions carried in customer accounts and 8% of the total risk margin requirement for positions carried in noncustomer accounts, as defined. In addition, the FINRA may require a member firm to reduce its business if net capital is less than 4% of aggregate debits and may prohibit a firm from expanding its business if net capital is less than 5% of aggregate debits. At October 31, 2012, the Company had net capital of $971.0 million, which was $882.0 million in excess of the required minimum net capital.

To allow an affiliate to classify its assets held by the Company as allowable assets in their computation of net capital, the Company computes a separate reserve requirement for PAIB.

23. SUBSEQUENT EVENT

On November 1, 2012, RBC Municipal Products, LLC ("MPLLC"), an affiliate under common control with the Company, was merged into the Company (the "merger"). MPLLC is engaged in structuring tender-option municipal bond ("TOBs") securitizations. MPLLC acquires municipal bonds underwritten by the Company, wraps them with a guarantee issued by an affiliated RBC entity, and sells the floating certificate to third parties through securitization transactions while retaining a residual interest in the issuing trusts. MPLLC is also a trustor in third party TOBs where it does not retain a residual certificate and both floating and residual

certificates are held by third party investors. Most of the municipal bond securitization entities are considered variable interest entities that are consolidated by MPLLC.

The merger will be accounted for as a common control transaction similar to a pooling of interests. The historical carrying amounts of the assets, liabilities and equity of MPLLC will be consolidated into the Company as of the merger date, and on a retrospective basis for all prior periods. Had MPLLC been consolidated into the Company as of and for the year ended October 31, 2012, the reported amounts of assets would have increased by $3.2 billion. The merger will not have any significant impact on the Company's regulatory calculations.

******

Deloitte.

Deloitte & Touche LLP

Two World Financial Center
New York, NY 10281
USA

Tel: 212-436-2000
Fax: 212-436-5000
www.deloitte.com

December 26, 2012

RBC Capital Markets, LLC & Subsidiaries
Three World Financial Center
New York, NY 10281

In planning and performing our audit of the consolidated statement of financial condition of RBC Capital Markets, LLC & Subsidiaries (the "Company") as of October 31, 2012 (on which we issued our report dated December 26, 2012 and such report expressed an unqualified opinion on the consolidated statement of financial condition), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers (PAIB)); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned

objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at October 31, 2012, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP